Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Analyst / Investor Conference Call

July 7, 2021, Mumbai: Given below are the details of Analyst /Investor Conference call scheduled today, that is July 7, 2021 at 5:30 p.m. (IST).

The Conference call with the Senior Management of Tata Motors Limited and Jaguar Land Rover to update on press release yesterday on JLR Q1FY22 sales volumes and the semiconductor supply situation will start from 5:30 P.M. (India time) on 7th July 2021.

Speakers:

Mr. Adrian Mardell, CFO, Jaguar Land Rover

Mr. Bennett Birgbauer, Treasurer, Jaguar Land Rover

Mr. Dhiman Gupta, Vice President, Treasury and Investor Relations, Tata Motors

Mr. Vijay Somaiya, Vice President, Treasury and Investor Relations, Tata Motors

Date: Wednesday, 7th July 2021

Time: 5:30 PM to 6:00 PM India

8:00 PM to 8:30 PM HK/Singapore

1:00 PM to 1:30 PM London, UK

8:00 AM to 8:30 AM New York, US

Access Link to Live Webcast: https://links.ccwebcast.com/?EventId=Tatam7721

All participants joining through the webcast will be able to listen to the management discussion and the Q&A.

To ask any questions to the management, you can use the Q&A text box on the given link.

Please note the link will be active only between the duration of the call.

The call recording will be uploaded on Tata Motors website on 7th July 2021 post the call and will be disseminated to the stock exchanges as well and will be available at: https://www.tatamotors.com/investors/

Given below is the link to the audio recording made at today’s Analyst/Investor’s conference call, which is uploaded on the Company’s website.

https://www.tatamotors.com/wp-content/uploads/2021/07/07141027/tata-motors-investorcall-july07-2021.mp3

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.